Fairness Opinion Presentation May 31, 2005 McRae Industries, Inc.

Table of Contents Executive Summary Valuation Analysis Conclusion

Executive Summary We understand that McRae Industries, Inc. (the "Company") proposes to effect a reverse (to be followed immediately by a forward) stock split of both classes of its common stock (the "Common Stock") in conjunction with a going private transaction (the "Transaction") More specifically, the Transaction calls for a 1 for 200 reverse stock split, with any stockholders owning solely fractional share interests immediately following the reverse split ("Fractional Share Interests") to be paid, in exchange for such Fractional Share Interests, $14.25 in cash for each share of Common Stock held pre-split. The mechanics of the Transaction are set out in the following slide

Executive Summary

Executive Summary You have requested our opinion as to the fairness, from a financial point of view, both to the stockholders being cashed out and to the stockholders that will remain, of the proposal to pay $14.25 in cash per pre-split share in exchange for Fractional Share Interests We have not been asked to opine on, and our opinion does not address, the underlying business decision to proceed with the Transaction. We are not expressing any opinion herein as to the price or price range at which the Common Stock has traded or may trade in the future

Executive Summary Based in Mt Gilead, NC, McRae Industries, Inc. ("Company") is in the business of manufacturing and selling bar code reading and related printing devices, and manufacturing and selling military combat boots, western and work boots The Company has a fiscal year ending July 31 Following the sale of the office products business in September 2004, the Company now has three primary business units. These units each have unique operating characteristics and serve very different customer bases

Executive Summary Bar Code Business Unit ("Compsee") Net revenues for Compsee for the first six months of fiscal 2005 (the latest period for which public information is available) were $5.7 million with an operating loss of $0.798 million compared to net revenues of $4.9 million and an operating loss of $0.738 million for the comparable period in the prior fiscal year Compsee has been unprofitable for a number of years with operating losses of $1.1 million in fiscal 2004, $1.5 million in fiscal 2003, $1.8 million in 2002, $1.9 million in 2001 and $0.2 million in 2000 Management projections for Compsee for fiscal 2005 are net revenues of $11.6 million with an operating loss of $1.3 million. Management is unable to project with any certainty when Compsee will return to profitability

Executive Summary Military Boot Business Unit The US military accounted for 92% of net revenues in fiscal 2004 with the Israeli military accounting for the remaining 8% of revenues Net revenues for the first six months of fiscal 2005 were $18 million with an operating profit of $1.2 million compared to net revenues of $15.7 million and an operating profit of $2.1 million for the comparable period in the prior fiscal year The sharp drop in operating profit in 2005 is due primarily to a reduction in the minimum boot requirement by the U.S. Government under an existing contract, the failure to secure a recent contract to supplement the existing contract and increased competition

Executive Summary As a result of the recent failure in to obtain a new military boot contract from the US government, the Company decided to consolidate all military boot production at the North Carolina plant and close down its other boot manufacturing facility in Waverly, Tennessee effective March 2005 The military boot business has been profitable for a number of years but future profitability is not assured for at least two reasons Historically, the number of suppliers of military boots was limited to four companies. This was because the US military required a vulcanized boot requiring a unique manufacturing process that was not employed by most commercial boot manufacturers

Executive Summary In order to protect this "industrial base" for future procurement, the US military has ensured over the years that all four companies were awarded sufficient boot orders to stay in business However US military boot specifications have recently been altered to permit suppliers using mainstream commercial manufacturing technologies to bid for business. This means there now eleven suppliers bidding for business formerly restricted to only four suppliers and additional competitors may enter the market

Executive Summary In addition to increased competition, the US military demand for boots has dropped in fiscal 2005 after surging in fiscal years 2003 and 2004 due primarily to mobilization for the conflicts in Afghanistan and Iraq The US military now has adequate inventory and the Company's military boot production is down 75% from the level of twelve months ago There is historical precedent for this. US military boot production dropped sharply after the first Gulf War in 1990 and, more recently in 1998/1999

Executive Summary In fiscal 1997 the Company's revenues from military boot production were $25.4 million with operating profits of $2.2 million By fiscal 1999, only two years later, revenues from military boot production had dropped by over 70% to $7.4 million with an operating profit of $1.3 million, down over 40% Management projections for the military boot business for fiscal 2005 are net revenues of $26.8 million with an operating profit of $1.4 million, down over 75% from the prior year Faced with increased competition in a cyclical business segment and with the current contract ending in October 2006, management is unable to project either revenues or operating profits beyond fiscal 2005

Executive Summary Western and Work Boot Business Unit Acquired in 1996 to provide the "surge capacity" necessary to be considered for a five year military boot contract awarded in 1997 Unlike the other two business units, it is generating increasing revenues and operating profitability. Net revenues for the first six months of fiscal 2005 were $12 million with an operating profit of $1.3 million compared to net revenues of $11 million and an operating profit of $0.1 million for the comparable period in the prior fiscal year Management believes this is largely due to two factors (i) the decision to cease manufacturing and to import all western and work boots from China, India, Brazil and Mexico and (ii) western boots are fashionable again after being out of fashion for many years

Executive Summary However, this business unit is also highly cyclical and has shown an operating profit in only three of the prior seven fiscal years. As recently as fiscal 2004, operating profits dropped over 70% from the prior fiscal year ($0.349 million compared to $1.2 million) Management projections for the western and work boot business for fiscal 2005 are net revenues of $22.3 million with an operating profit of $2.5 million Due to the cyclical nature of this business unit, management is unable to provide projections beyond fiscal 2005. As this is also the case for the other two business units, we concluded that a discounted cash flow analysis of the Company was not possible

Executive Summary

Executive Summary

Valuation Analysis In connection with our opinion, we have, among other things, reviewed the Proxy Statement and noted the following: Stockholders who own fewer than 200 shares of a particular class of Common Stock before the Transaction will be obliged to accept $14.25 for each share and will no longer be stockholders following the Transaction They do not have appraisal or dissenters rights under Delaware state law or the Certificate of Incorporation or Bylaws of the Company

Valuation Analysis It could be argued that these stockholders are being forced to sell shares against their will However, in the time between receipt of notice of the Transaction and the Transaction itself, these same stockholders will have adequate time and opportunity to acquire sufficient additional shares in the market to ensure that they hold at least 200 shares of a particular class at the time of the Transaction By so doing, they will continue to remain stockholders after the Transaction with the same number of shares they held immediately prior to the Transaction

Valuation Analysis Stockholders that remain stockholders after the Transaction will own stock in a company that has just paid out $14.25 per share to buy out the solely Fractional Shares together with other costs associated with the Transaction It could be argued that these stockholders were obliged to accept a reduction in the cash held by the Company as a result of the Transaction However, after the Transaction, the Company will save cash each year by: Eliminating the costs associated with filing documents with the SEC under the Exchange Act of 1934;

Eliminating the costs of compliance with the Sarbanes-Oxley Act of 2002 and related regulations; and Reducing the direct and indirect costs of administering stockholder accounts and responding to stockholder requests The Company projects that it will save approximately $600,000 each year as a result of the Transaction compared to a one time cost of $150,000 for the Transaction itself In our opinion this is an appropriate use of cash and benefits the remaining stockholders Valuation Analysis

Valuation Analysis In connection with our opinion we also compared certain financial information for the Company with similar information for certain other publicly traded companies; Because the bar code business, Compsee is currently generating a negative operating profit with no immediate prospect of profitability, we excluded this business segment from our analysis Using publicly available information, we analyzed the market values and trading multiples of the Company and the following five selected publicly traded companies in the footwear industry: Lacrosse Footwear Inc. (BOOT) Brown Shoe Company Inc. (BWS) Footstar Inc. (FTSTQ.PK) Rocky Shoes and Boots (RCKY) Wellco Enterprises Inc (WLC)

Valuation Analysis Comparable Company Multiples (based upon publicly available data as of May 20, 2005)

(Dollars in Thousands) (2,768,499 Shares Outstanding) Enterprise Value as a Multiple of: Average Company Financials Implied Enterprise Value Long Term Debt Implied Value per Share Revenues (LTM) 0.44x $62,900 $27,676 (503) $9.81 EBITDA (LTM) 5.8x $6,196 $35,936 (503) $12.80 Shareholders Equity 1.6x $31,588 $50,541 (503) $18.07 RANGE OF IMPLIED VALUE PER SHARE: $9.81 TO $18.07 RANGE OF IMPLIED VALUE PER SHARE: $9.81 TO $18.07 RANGE OF IMPLIED VALUE PER SHARE: $9.81 TO $18.07 RANGE OF IMPLIED VALUE PER SHARE: $9.81 TO $18.07 RANGE OF IMPLIED VALUE PER SHARE: $9.81 TO $18.07 RANGE OF IMPLIED VALUE PER SHARE: $9.81 TO $18.07 AVERAGE: $13.56 AVERAGE: $13.56 AVERAGE: $13.56 AVERAGE: $13.56 AVERAGE: $13.56 AVERAGE: $13.56 Valuation Analysis Comparable Company Analysis

Valuation Analysis In connection with our opinion we have reviewed and analyzed current and historical market prices and trading activity of the Common Stock of the Company and certain other relevant historical information relating to the Company made available to us from published sources and from the internal records of the Company The highest price either class of the Common Stock has traded in the past three fiscal years is $14.25

Valuation Analysis Class A and Class B shares trade on the American Stock Exchange under the symbols "MRI.A" and "MRI.B", respectively. The following table shows the quarterly high and low sales prices for the common stock during fiscal 2004 and 2003 for the periods indicated, and to date in fiscal year 2005, as reported by the American Stock Exchange.

Valuation Analysis In connection with our opinion we have also reviewed the principal financial terms, to the extent publicly available, of selected precedent transactions that we deemed generally comparable to the Transaction; We conducted a search of SEC filings in the last 24 months for selected precedent transactions involving reverse splits with the stated purpose of going private In each of the precedent transactions we considered, we analyzed the implied valuation premiums paid. The premium was calculated based on the proposed cash out price versus (i) the closing price of the relevant stock on the day prior to the announcement of the proposed transaction and (ii) the highest closing price of the relevant stock in the 12 months prior to the announcement of the proposed transaction

Valuation analysis On average, although there was a premium paid based on the proposed cash out price versus the closing price of the relevant stock on the day prior to the announcement of the proposed transaction, there was no premium paid over the highest closing price of the relevant stock in the 12 months prior to the announcement of the proposed transaction The proposed cash out price in the Transaction is equivalent to the highest closing price of the Company Stock in the 12 months prior to the announcement of the Transaction

Valuation Analysis In connection with our opinion we have also visited the facilities and reviewed and discussed the business prospects and financial outlook of the Company with representatives of the senior management of the Company Our conclusions from these visits and discussions are as follows: It is not possible to determine when, if ever, the bar code business unit will return to profitability Although the military boot business unit has been consistently profitable in the past, market conditions have deteriorated significantly in recent years and future profitability is not assured

Valuation Analysis Western boots are currently fashionable and management is seeking to capitalize on this trend by attempting to acquire additional brands However, in spite of management's best efforts, profitability in this business unit cannot be predicted with any certainty. Although it is currently profitable, it has lost money in four of the past seven fiscal years Combined operating income for all three units for fiscal 2005 is projected to be only 55% of the operating income for fiscal 2004 and less than the operating profit earned 10 years ago in fiscal 1995. There is no indication that this trend will reverse in the foreseeable future

Conclusion Based upon and subject to the foregoing, we are of the opinion that the payment of $14.25 per pre-split share for Fractional Share Interests is fair, from a financial point of view, both to the stockholders being cashed out and to the stockholders that will remain

Fairness Opinion Presentation May 2005 McRae Industries, Inc.